240 Leigh Farm Road, Suite 245	VIA EDGAR
Durham, NC 27707

February 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Ada D. Sarmento

Re:	Dova Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-223103

Acceleration Request
Requested Date:	Thursday, February 22, 2018
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-223103) (the “Registration Statement”) to become effective on February 22, 2018, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren K. DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Dova Pharmaceuticals, Inc.

By:	/s/ Alex Sapir
Alex Sapir
President and Chief Executive Officer

cc:	Mark Hahn, Dova Pharmaceuticals, Inc.
Divakar Gupta, Cooley LLP
Darren K. DeStefano, Cooley LLP
Mark Ballantyne, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP